SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                 IN THE MATTER OF
        ALLIANT ENERGY CORPORATION, ET AL.                         CERTIFICATE
                                                                   PURSUANT TO
                 File No. 70-9735                                    RULE 24

   (Public Utility Holding Company Act of 1935)
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          This Certificate of Notification (the "Certificate") is filed by
Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), its wholly-owned subsidiaries, Wisconsin Power & Light Company ("WPL") and South Beloit Water, Gas & Electric Company ("South Beloit") and Alliant Energy's partially owned subsidiaries, American Transmission Company LLC (the "Transco") and ATC Management Inc. (the "Corporate Manager"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy, WPL, South Beloit, the Transco and the Corporate Manager (collectively, the "Applicants") in File No. 70-9735. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated December 29, 2000 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

          i. On December 29, 2000, and effective as of January 1, 2001: (a) WPL transferred ownership and control over its transmission assets ("WPL Transmission Assets") to the Transco; (b) South Beloit transferred ownership and control over its transmission assets to the Transco; (c) WPL and South Beloit received, in exchange for such transfers, member units of the Transco; (d) WPL purchased Class A shares and one Class B share of the Corporate Manager; (e) the Transco issued its member units to Wisconsin Electric Power Co. ("WEPCO"), Wisconsin Public Power, Inc. ("WPPI"), Wisconsin Public Service Corporation ("WPS") and Madison Gas & Electric Company ("MGE") in exchange for transmission assets or cash, as the case may be; (f) the Corporate Manager issued its Class A and Class B shares to WPL, WEPCO, WPPI, WPS and MGE in exchange for cash payments; (g) the Corporate Manager commenced acting as manager of the Transco;
(h) WPL formed NewCo, a Wisconsin limited liability company and acquired NewCo's member units; (i) NewCo transferred cash to the trustee under WPL's indenture (the "Trustee"); and (j) the Trustee released the WPL Transmission Assets from the lien of the WPL indenture.

          ii. Filed herewith as Exhibits F-1 and F-2 are "past-tense" Opinions of Counsel for the Applicants.


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                                S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                                   ALLIANT ENERGY CORPORATION
                                   WISCONSIN POWER AND LIGHT COMPANY
                                   SOUTH BELOIT WATER, GAS & ELECTRIC
                                     COMPANY


                                   By: /s/ Edward M. Gleason
                                      ----------------------------------------
                                      Name:  Edward M. Gleason
                                      Title: Vice President-Treasurer and
                                             Corporate Secretary


                                   AMERICAN TRANSMISSION COMPANY LLC
                                   BY: ATC MANAGEMENT INC., ITS MANAGER


                                   By: /s/ Walter T. Woelfle
                                      ----------------------------------------
                                      Name:  Walter T. Woelfle
                                      Title: Vice President, Legal and Secretary


                                   ATC MANAGEMENT INC.


                                   By: /s/ Walter T. Woelfle
                                      ----------------------------------------
                                      Name:  Walter T. Woelfle
                                      Title: Vice President, Legal and Secretary

January 16, 2001